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                                                Exhibit l(1)

                        INITIAL CAPITAL AGREEMENT
                          _______________, 1988

Western Capital Specialty
  Managers Trust
1925 Century Bank East
Los Angeles, CA 90067

Dear Sirs:
     It is our understanding that Western Capital Specialty Managers Trust (the "Trust") proposes to issue and sell shares of beneficial interest (the "Shares") pursuant to a registration statement on Form N-1A file with the Securities and Exchange Commission. In order to provide the Trust with a net worth of at least $100,000 as required by Section 14 of the Investment Company Act of 1940, as amended, we hereby offer to purchase _____ Shares at a price of $_____ per Share for an aggregate purchase price of $_____ ("Initial Capital").
     We represent and warrant to the Trust that the Shares are being acquired by us for investment and not with a view to the resale or further distribution thereof and that we have no present intention to redeem or dispose of any of the Shares. We hereby agree that Shares representing the Initial Capital will not be redeemed unless the unredeemed portion of the Initial Capital exceeds the amount of any then unamortized organization expenses of the Trust.
     Please confirm that the foregoing correctly sets forth our agreement with the Trust.
                                   Very truly yours,

                                   Golden American Life Insurance Company


                                 By:_____________________
                                 Title:
Confirmed, as of the date first
above mentioned

WESTERN CAPITAL SPECIALTY
MANAGERS TRUST


By:_____________________
Title: